                  PAPER C

                  Details of Taxation Measures
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                2006 ONTARIO BUDGET

                                                                     DETAILS OF TAXATION MEASURES

Emphasizing Priorities
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INTRODUCTION

         Ontario's tax system provides a variety of incentives to encourage economic growth and job creation. These incentives include support for research and development, manufacturing and processing, mining and exploration, apprenticeship training, and the entertainment sector and creative industries.

         This Budget builds on the government's plan to invest in people and strengthen the Ontario economy while maintaining fiscal responsibility. Measures proposed in this Budget, such as accelerating the Ontario capital tax rate cut and fostering new investment in the entertainment and creative cluster, would advance Ontario's economic performance in the global economy.

         This paper provides information on the taxation measures proposed in the Budget. For precise details of these measures, the reader is advised to consult the amending legislation.

ENCOURAGING ECONOMIC GROWTH

         Accelerating Ontario's Capital Tax Rate Cut

         In 2004, the government legislated a plan to eliminate Ontario's capital tax by 2012-- a key element of the government's strategy to promote new investment, economic growth and job creation.

         This Budget proposes to build on the government's original plan by accelerating the capital tax rate cut.
         Effective January 1, 2007-- a full two years earlier than the first currently scheduled rate cut-- every corporation still paying capital tax would have its rate reduced by five per cent. Further, the government intends to eliminate the tax in 2010 should the fiscal position of the Province allow.

         Ontario's capital tax, which taxes business investment rather than profits, is widely recognized as a barrier to attracting new investment and fostering economic growth. By proposing to accelerate the capital tax rate cut, the government is further enhancing Ontario's already competitive tax system.

         The following table sets out the government's proposed changes to the capital tax elimination plan originally outlined in the 2004 Ontario Budget:

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ONTARIO'S CAPITAL TAX ELIMINATION PLAN(1)
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------------------- --------------- ----------------------------------------------------------------------------
                                                                          Rates (%)
------------------- --------------- ----------------------------------------------------------------------------
                                                                   Financial Institutions
                                                       ---------------------------------------------------------
                                                                                Taxable Capital Above $400 M
------------------- --------------- ------------------                    --------------------------------------
                        Deduction       Regular          1st $400 M of
                       ($ M)        Corporations     Taxable Capital   Non-Deposit Taking    Deposit Taking
------------------- --------------- ------------------ ------------------ -------------------- -----------------
------------------- --------------- ------------------ ------------------ -------------------- -----------------
Jan. 1, 2004              5              0.3                 0.6                0.72                 0.9
Jan. 1, 2005             7.5             0.3                 0.6                0.72                 0.9
Jan. 1, 2006              10             0.3                 0.6                0.72                 0.9
Jan. 1, 2007(2)          12.5            0.285               0.57               0.684                0.855       Proposed
Jan. 1, 2008              15             0.285               0.57               0.684                0.855       5% cut
Jan. 1, 2009              15             0.225               0.45               0.54                 0.675
Jan. 1, 2010              15             0.15                0.3                0.36                 0.45
Jan. 1, 2011              15             0.075               0.15               0.18                 0.225
                    --------------- ------------------ ------------------ -------------------- -----------------
                    --------------------------------------------------------------------------------------------
Jan. 1, 2012                                                Eliminated
------------------- --------------------------------------------------------------------------------------------
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(1) Shading denotes proposed capital tax rate cut.
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(2) Proposed reduction would be pro-rated for taxation years straddling the effective date.
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         Extending the Carry-Forward Period for Business Losses Under the Corporations Tax Act

         A fair and efficient tax system helps encourage business investment. Recognizing business losses and profits in determining tax liability over the course of economic cycles ensures both fairness and efficiency. Ontario allows non-capital losses to be carried back up to three years, and the 2004 Ontario Budget extended the period over which non-capital losses can be carried forward from seven to 10 years.

         In November 2005, the federal government proposed an extension of the non-capital loss carry-forward period from
         10 to 20 years. Subject to federal implementation, Ontario proposes to parallel the federal extension and effective date. This would further support Ontario businesses, particularly those engaged in research and innovation.

         Entertainment and Creative Cluster Initiatives

         Ontario's entertainment and creative cluster stimulates the creation of high value-added jobs and new investment in dynamic growth industries.

         Ontario's world-class entertainment and creative cluster is strengthened by its highly skilled talent pool, quality of life and social diversity. It also benefits from its record of innovation, competitive business climate and supportive tax regime. The Ontario Government invests more than $120 million per year in targeted media tax credits, which have played a critical role in advancing Ontario as one of the largest entertainment and creative centres in North America.

         This Budget proposes measures that would foster economic growth and job creation in the entertainment and creative cluster by ensuring that Ontario maintains its competitive position and seizes emerging opportunities in the international film and new media sectors.

         Corporations Tax Act

         Enhancing the Ontario Production Services Tax Credit

         Ontario provides tax incentives to support film and television production in the province. The incentives are in the form of refundable tax credits, based on eligible Ontario labour expenditures.

         The Ontario Film and Television Tax Credit (OFTTC) is available to Ontario-based, Canadian-controlled corporations for eligible film and television productions. The Ontario Production Services Tax Credit (OPSTC) is
         available to Ontario-based corporations for foreign-based and domestic productions not claimed under the OFTTC.
         Effective January 1, 2005, the OFTTC rate was raised to 30 per cent from 20 per cent until December 31, 2009, and the OPSTC rate was increased to 18 per cent from 11 per cent until March 31, 2006.

         As announced on February 9, 2006, the government proposes to extend the 18 per cent tax credit rate for the OPSTC until March 31, 2007. This proposed extension reflects the government's commitment to support Ontario's film and television industry, and to help ensure that it remains competitive.

         Expanding the Ontario Interactive Digital Media Tax Credit

         The Ontario Interactive Digital Media Tax Credit (OIDMTC) is a 20 per cent refundable tax credit for eligible expenditures incurred by qualifying corporations, with annual gross revenues of up to $20 million and total assets of up to $10 million, to develop eligible interactive digital media products in Ontario. This refundable tax credit is targeted at smaller, multimedia companies that develop and market their own interactive digital media products, such as educational CD-ROMs or games.

         The Budget proposes to raise the tax credit rate from 20 per cent to 30 per cent for corporations qualifying under the existing OIDMTC provisions. This would provide greater support for Ontario's smaller interactive digital media companies while creating more opportunities for Ontario's highly skilled talent pool.

         The Budget also proposes to extend eligibility for the OIDMTC at a rate of 20 per cent to multimedia developers that exceed the current size test and to fee-for-service work done in Ontario. For fee-for-service work, the
         OIDMTC would be based on the Ontario salaries and wages of a corporation that develops all or substantially all of an eligible product under contract with an arm's-length party. The extension to fee-for-service work would enable, for example, a video-game developer creating a product in Ontario under contract with a publishing company to be eligible for the OIDMTC.

         These enhancements would increase Ontario's competitiveness in this high-growth sector, help attract more investment to the province, and encourage Ontario companies to invest in new technologies and provide more skilled jobs in Ontario.

         These measures would be effective for expenditures incurred after March 23, 2006 and before January 1, 2010.
         Prior to 2010, the government will consult with stakeholders on the effectiveness of the OIDMTC and these proposed enhancements.

         Retail Sales Tax Act

         Expanding the Retail Sales Tax Exemption for Complimentary Admissions Tickets

         Ontario's entertainment sector is also supported by targeted retail sales tax incentives aimed at encouraging attendance at a variety of Ontario's entertainment-related venues.

         One example of this support is Ontario's current exemption for donations of admissions tickets to registered charities by owners and operators of places of amusement. This provides both direct benefits to charities for their client groups, and indirect benefits of using the tickets for charitable fundraising.

         To build on this support, Ontario proposes to expand this exemption to include complimentary tickets donated to community colleges, schools and universities. Not-for-profit organizations, as defined by the Minister, would also be eligible recipients for exempt complimentary tickets. This proposal would be effective for tickets donated after March 23, 2006 by owners and operators of places of amusement.

         This measure would encourage additional donations to more eligible organizations.

         Extending the Retail Sales Tax Exemption for Destination Marketing Fees

         In December 2003, the Greater Toronto Hotel Association announced that it would impose a voluntary three per cent destination marketing fee. The proceeds of the destination marketing fees are to be used to fund destination marketing initiatives, which encourage tourism. A number of regions in Ontario have since implemented a destination marketing fee to promote tourism in their communities. The destination marketing fee would ordinarily be subject to the five per cent retail sales tax on accommodations as part of the fair value of the accommodations.

         The 2004 Ontario Budget introduced a one-year retail sales tax exemption for destination marketing fees to support the hotel industry's initiative in promoting tourism in Ontario. The 2005 Ontario Budget extended this temporary exemption to June 30, 2006.

         The government proposes to extend the temporary retail sales tax exemption for destination marketing fees for an additional year. Destination marketing fees billed on or before June 30, 2007 would qualify for exemption from the five per cent retail sales tax on accommodations. Eligibility rules would remain unchanged.

         This measure would continue to support an industry-sponsored initiative to finance marketing that promotes
         Ontario as a destination for tourism.

HELPING SENIORS

         Income Tax Act

         Ontario Property and Sales Tax Credits for Seniors

         The Ontario Property and Sales Tax Credits for seniors were established in 1992 to provide assistance to seniors with modest incomes. In 2004, the government enriched these refundable credits by increasing the underlying property tax credit amount for seniors by 25 per cent, from $500 to $625. In 2005, the government enriched the credits again by increasing the income threshold at which senior couples' benefits are reduced to $22,250.

         The 2006 minimum level of income guaranteed by the Ontario and federal governments for eligible senior couples is rising because of increases to Old Age Security (OAS) and Guaranteed Income Supplement (GIS) payments. As a result of these increased amounts, the minimum level of income guaranteed by governments, including Ontario's
         Guaranteed Annual Income System (GAINS), for qualifying Ontario senior couples is rising above $22,250 in 2006.

         The Government of Ontario wants seniors who receive the guaranteed minimum level of income to get the full benefit of the Ontario Property and Sales Tax Credits. To achieve this goal, the government proposes to increase the income threshold for senior couples in 2006. The new level would be determined when the federal government finalizes OAS and GIS amounts for 2006. This means that about 695,000 senior families would benefit in 2006 from an estimated $94 million in enrichments to the Ontario Property and Sales Tax Credits for seniors made by this government since 2004.(1)

(1)      Estimate based on anticipated adjustment to the 2006 income threshold for senior couples.

ENCOURAGING ENERGY CONSERVATION AND EFFICIENCY

         Corporations Tax Act

         Supporting Renewable Energy in the Forestry Sector

         Black liquor is a byproduct of the paper-making process, formed during the pulping of wood. It is also a form of biomass-- Canada's second-largest renewable energy source.

         Renewable bioenergy technologies are capital intensive. To help the industry remain competitive and to support investment in advanced technologies, Ontario proposes to parallel, subject to federal implementation, the capital cost allowance provisions announced by the federal government in November 2005 relating to co-generation systems that use black liquor. Encouraging businesses to invest in this form of bioenergy would help to support increased energy efficiency.

         Retail Sales Tax Act

         Doubling the Retail Sales Tax Rebate for Hybrid Electric Vehicles

         The government is committed to further encouraging energy conservation in Ontario. Hybrid vehicles help conserve energy as they are more fuel efficient than comparable traditional models. Hybrids also provide a positive environmental benefit by reducing greenhouse gas emissions. The government currently refunds the eight per cent retail sales tax paid on an eligible hybrid electric vehicle, to a maximum of $1,000.

         The government proposes to double the maximum retail sales tax rebate for qualifying hybrid electric vehicles from $1,000 to $2,000 for vehicles delivered to purchasers after March 23, 2006. The government also proposes to introduce a sunset date of March 31, 2012 for the rebate for hybrid electric vehicles, including the proposed enhancement. Prior to 2012, the government will consult with stakeholders on the effectiveness of this tax expenditure program. The maximum rebate for alternative fuel vehicles other than hybrid electric vehicles will remain unchanged.

         Doubling the rebate would help to make fuel-efficient hybrid vehicles more attractive for Ontarians. This measure also supports the auto industry's efforts to improve vehicle technology and produce more fuel-efficient vehicles.

         Gasoline Tax Act

         Supporting Ontario Ethanol Production

         The government is committed to reducing greenhouse gas emissions by implementing a Renewable Fuels Standard, which will require an average of five per cent ethanol content in gasoline, effective January 1, 2007. Building on this commitment, on June 17, 2005, the Premier announced a new 12-year, $520 million Ontario Ethanol Growth
         Fund to support the production of ethanol in the province. As the Premier's announcement indicated, to help fund this major investment in ethanol production, Ontario proposes to remove the exclusion of ethanol from the definition of gasoline under the Gasoline Tax Act. Ethanol would, therefore, be subject to the same tax treatment as gasoline.

         It is proposed that this change would coincide with the implementation of the Renewable Fuels Standard, regulated under the Environmental Protection Act, to be effective January 1, 2007.

PARALLELING FEDERAL MEASURES

         Corporations Tax Act

         Agricultural Cooperative Corporations

         To help agricultural cooperative corporations preserve their capital, the 2005 federal budget proposed a tax deferral for certain patronage dividends received by members of these cooperatives. Where a patronage dividend is received in the form of eligible shares, the federal measure would defer the income inclusion from the year the share is received to the year the share is disposed of. This deferral would remove the need for agricultural cooperatives to pay a portion of patronage dividends in cash in order to satisfy their members' tax liabilities on the share dividend.

         If enacted federally, Ontario would automatically parallel this measure under its personal income tax collection agreement with the federal government. To ensure a consistent tax treatment between individual and corporate members of agricultural cooperatives and to support Ontario's agricultural sector, Ontario also proposes to parallel the federal measure and its effective dates for corporate members of agricultural cooperatives.

         Expenses Incurred in Issuing Shares, Options and Other Interests

         On November 17, 2005, the federal government released proposed legislation to limit the expenses a taxpayer can claim in respect of certain transactions, such as the issuance of shares. The federal proposals would clarify that the amount of an expenditure on which a tax credit or deduction may be claimed is limited to the cash outlay.

         If implemented federally, Ontario proposes to parallel the federal provisions and their effective date.

         Income Tax Act

         Federal Plan to Introduce a New Dividend Tax Credit

         On November 23, 2005, the federal government proposed changes to the taxation of dividend income, including the establishment of a second dividend tax credit. This proposal is designed to reduce the income taxes paid on eligible dividend income from Canadian corporations.

         Critical details of the federal proposal are unavailable at this time. Ontario will review the federal legislation when it is introduced and will respond at that time.

REDUCING TAX COMPLIANCE AND ADMINISTRATION COSTS

         The government is committed to reducing the costs incurred by businesses in complying with Ontario's tax rules and the cost to government of administering the tax system. Cutting red tape and streamlining tax administration benefit all taxpayers. Reducing the tax compliance costs faced by Ontario businesses increases their cash available for reinvestment and Ontario's attractiveness as a place to invest.

         Identifying opportunities to improve and simplify service delivery is an ongoing process. The government has implemented a number of measures, and several major initiatives are underway:

•      employers have benefited from simplification of the process of remitting monthly instalments for Employer Health
              Tax by the change in the instalment base from an estimated payroll to an actual payroll, virtually eliminating any overpayments or underpayments of tax during a year;

•      the electronic land registration system was enhanced to allow refund applications of Land Transfer Tax to be submitted electronically for first-time purchasers of newly constructed homes; and

•      a pilot project is proceeding April 1, 2006 to simplify the Retail Sales Tax determination for small businesses providing computer program-related services.

         Corporate Tax Collection Agreement

         In May 2004, Ontario and the federal government signed an agreement that commits both governments to explore opportunities for collaboration in delivering public services. In November 2004, this Ontario-federal collaboration was extended to include the design of a federal collection and processing system for Ontario's corporate taxes that would:

•      eliminate duplication and streamline tax collection so that Ontario businesses are more competitive because of reduced compliance costs;

•      provide savings to Ontario taxpayers through reduced government administration;

•      preserve the policy and administrative flexibility that Ontario needs to achieve its fiscal and economic objectives, while respecting the federal government's national objective of building a more integrated tax system; and

•      recognize the Ontario and federal governments' commitments to their employees.

         The integration of Ontario and federal corporate taxes is a significant undertaking that raises numerous issues with respect to policy flexibility, fiscal impacts, tax administration and human resources. Considerable progress has been made in resolving these issues and Ontario will work with the new federal government to conclude a memorandum of agreement on corporate tax collection as quickly as possible.

         The memorandum of agreement would outline the commitments and undertakings by both governments necessary to implement a single corporate tax administration, including entering into a formal corporate income tax collection agreement and negotiating detailed agreements on matters relating to tax administration and human resources.

         The government will introduce legislation that, if approved by the legislature, would authorize Ontario to enter into a corporate income tax collection agreement with the federal government following the signing of the memorandum of agreement. The proposed legislation would also permit Ontario to delegate the collection of other
         Ontario corporate taxes, such as the capital tax, to the federal government.

         Ontario currently works closely with the Canada Revenue Agency (CRA) on numerous corporate tax administration initiatives to improve efficiency and reduce the compliance burden on businesses, including:

•      coordinated and concurrent audits where feasible;

•      extensive information sharing, including listings of proposed audits and audit results; and

•      joint outreach activities, such as membership on local Tax Executive Advisory Groups and Tax Practitioner
              Consultation Groups.

         To further Ontario's collaboration with the CRA in reducing corporate tax compliance costs for taxpayers, legislation will be proposed that would permit an early integration of federal and Ontario tax audits. The proposed legislation would enable the CRA to audit Ontario's corporate taxes for taxation years ending before the commencement of a corporate tax collection agreement.

Technical Measures
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COMMUNITY SMALL BUSINESS INVESTMENT FUNDS ACT

         Labour-Sponsored Investment Funds (LSIFs)
         On August 29, 2005, the government announced its intention to end the LSIF tax credit. On September 30, 2005, following consultations with industry, the timetable for the phase-out of the tax credit was established, which was subsequently implemented in the Budget Measures Act, 2005 (No. 2). Investors who purchase LSIF shares will have the opportunity to receive a provincial tax credit until the end of the 2010 tax year.

         The Ministry of Finance also announced in September that it would consult further with the industry on transition rules governing pacing, eligibility and other reporting requirements. As a result of the consultations, the government proposes to introduce amendments to the Community Small Business Investment Funds Act that would:

•      give LSIFs more flexibility in the management of their portfolios by expanding the types of investments they can hold;

•      parallel the federal program's investment rules and restrictions; and

•      create wind-up rules.

         The proposed schedule for the phase-out and other complementary measures would encourage LSIFs to continue to support the portfolios of companies in which they have invested.

ELECTRICITY ACT, 1998

         Refund of Transfer Tax

         The municipal electricity utility (MEU) transfer tax is a 33 per cent tax paid by a municipality or MEU that sells or transfers electricity assets to another entity. It was intended as a one-time tax on the sale of such assets. However, where the proceeds of that sale are used to acquire other electricity assets, which are subsequently sold, transfer tax may apply to that second sale. The effect is a "cascading" of tax on the proceeds of the first sale.

         The Electricity Act, 1998 authorizes the Minister of Finance to set rules to relieve this "cascading" of transfer tax. Rules have been developed that would allow for the refund of transfer tax where the proceeds of a transfer are reinvested in other eligible electricity assets.

         A draft regulation setting out the proposed rules will be posted on the Ministry of Finance website for industry comment with a view to finalizing the proposals in the summer of 2006.

         Payments-in-Lieu of Tax

         The Electricity Act, 1998 requires a municipal electricity utility (MEU) that is exempt from federal or Ontario corporate income tax to make payments-in-lieu (PIL) equal to the amount of tax it would be liable to pay if it were not exempt. This ensures a fair tax treatment between public- and private-sector electricity utilities.

         For both federal and Ontario corporate income tax purposes, corporations are allowed to deduct donations made to a municipality. This deduction provides a benefit to MEUs and their municipal shareholders that is unavailable to private-sector electricity utilities. Unlike a private-sector utility, an MEU can make a donation to its municipal shareholder instead of paying it an after-PIL dividend.

         To maintain a level playing field between public- and private-sector electricity utilities and their shareholders, it is proposed that MEUs not be allowed to deduct the value of gifts made to an Ontario municipality on or after March 23, 2006.

LAND TRANSFER TAX ACT

         Unregistered Transfers of Land Between Affiliated Corporations-- Effect of Registration

         The Land Transfer Tax Act provides for the deferral and cancellation of tax for unregistered transfers of land between affiliated corporations, subject to certain conditions, unless a transfer is registered. Court interpretation has resulted in certain transfers between affiliated corporations being viewed as exempt even if they are registered. To address this, the Land Transfer Tax Act would be amended to reinforce the original intent of the provision.

         Proposed amendments include specifying that if a document is:

•      registered during the deferral period, the deferred tax would become payable; or

•      registered after the deferred tax is cancelled, tax would be payable on the registration based on the earlier unregistered transfer of beneficial ownership.

         Amendments to the interpretation of the term "affiliate" will be proposed to clarify that it does not extend beyond the specified criteria.

MINING TAX ACT

         Deduction of Fines and Penalties

         In 2005, the federal government enacted legislation implementing its 2004 budget measure to deny an income tax deduction for fines and penalties imposed under the law of a country, political subdivision of a country, or other body that has the authority to impose the fine or penalty. Ontario's Corporations Tax Act automatically adopted the federal provision.

         The government proposes to apply the income tax restriction on deducting fines and penalties to the computation of tax payable under the Mining Tax Act. This measure would be effective for fines and penalties imposed after
         March 23, 2006.

RETAIL SALES TAX ACT

         Clearance Certificates

         A clearance certificate is required when assets are sold in the course of a sale of a business to which the Bulk
         Sales Act applies. The certificate states that taxes payable or collectable by the seller have been paid. In certain circumstances, all of the applicable taxes may not have been collected, resulting in revenue loss to the
         Province.

         It is proposed that clearance certificate provisions under the Retail Sales Tax Act be amended to ensure that outstanding taxes may be collected from vendors after a certificate has been issued. The proposed measure would not affect the purchaser's protection associated with a clearance certificate.

TOBACCO TAX ACT

         Tobacco Enforcement

         Amendments will be proposed to the Tobacco Tax Act to strengthen Ontario's tobacco-related enforcement activities, including enhancements to allow greater information sharing among provincial, municipal and federal counterparts.

Technical Amendments

         To improve administrative effectiveness and enforcement, and maintain the integrity and equity of Ontario's tax system, as well as enhance legislative clarity and regulatory flexibility to preserve policy intent, legislation will be proposed, including amendments to the following statutes:

•      Assessment Act

•      Business Regulation Reform Act

•      Certified General Accountants Association of Ontario Act, 1983

•      Chartered Accountants Act, 1956

•      Community Small Business Investment Funds Act

•      Corporations Tax Act

•      Education Act

•      Electricity Act, 1998

•      Employer Health Tax Act

•      Fuel Tax Act

•      Gasoline Tax Act

•      Highway Traffic Act

•      Income Tax Act

•      Land Transfer Tax Act

•      Mining Tax Act

•      Ministry of Revenue Act

•      Municipal Act, 2001

•      Public Service Pension Act

•      Race Tracks Tax Act

•      Retail Sales Tax Act

•      Tobacco Tax Act

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2006 BUDGET IMPACT SUMMARY(1)                                                                           ($ MILLIONS)
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-------------------------------------------------------------------- --------------- --------------- -----------------
                                                                            2006-07         2007-08           2008-09
-------------------------------------------------------------------- --------------- --------------- -----------------
-------------------------------------------------------------------- --------------- --------------- -----------------
Encouraging Economic Growth
    Accelerating Ontario's Capital Tax Rate Cut                                 (1)            (60)              (60)
    Extending the Carry-Forward Period for Business Losses Under
    the Corporations Tax Act                                                      -               -                 -
    Enhancing the Ontario Production Services Tax Credit                       (12)               -                 -
    Expanding the Ontario Interactive Digital Media Tax Credit                  (8)            (16)              (16)
    Expanding the Retail Sales Tax Exemption for Complimentary
    Admissions Tickets                                                          (3)             (3)               (3)
    Extending the Retail Sales Tax Exemption for Destination
    Marketing Fees                                                              (2)             (1)                 -
Helping Seniors
    Ontario Property and Sales Tax Credits for Seniors(2)                       (7)             (7)               (7)
Encouraging Energy Conservation and Efficiency.
    Supporting Renewable Energy in the Forestry Sector                            -               -                 -
    Doubling the Retail Sales Tax Rebate for Hybrid Electric                    (2)             (2)               (2)
    Vehicles
    Supporting Ontario Ethanol Production                                        13              52                52
Paralleling Federal Measures                                                    (1)             (2)               (2)
Technical Measures                                                                -               -                 -
-------------------------------------------------------------------- --------------- --------------- -----------------
Total Taxation Changes                                                         (23)            (39)              (38)
-------------------------------------------------------------------- --------------- --------------- -----------------
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-   small, non-existent or prevents revenue loss.
(1) Numbers may not add due to rounding.
(2) Estimate based on anticipated adjustment to the 2006 income threshold for senior couples.
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